

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

May 8, 2024

Alexandra MacLean, M.D.
Chief Executive Officer
Avenue Therapeutics, Inc.
1111 Kane Concourse, Suite 301
Bay Harbor Islands, Florida 33154

> **Re: Avenue Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 6, 2024**
> **File No. 333-279125**

Dear Alexandra MacLean:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Edwards at 202-551-6761 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:    David S. Wolpa